 Tributary Funds, Inc.

Sub-Item 77Q1(a) Copies of any Material Amendments to the Registrant's Charter or By-Laws

A copy of the Articles of Amendment to the Registrant's Second Amended and Restated Articles of Incorporation are included herewith.

A copy of the Registrant's Amended and Restated By-laws are included herewith.

Sub-Item 77Q1(d) Copies of All Constituent Instruments Defining the Rights of the Holders of Any New Class of Securities.

The rights of shareholders of the Tributary Nebraska Tax-Free Fund are referenced in the Registrant's Articles of Amendment to the Second Amended and Restated Articles of Incorporation,  included herewith in response to Sub-Item 77Q1(a).